

16014815

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52424

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Starlight Funding Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2040 Bancroft Way, Suite 400
(No. and Street)

Berkeley (City) CA (State) 94707 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maria Dembski 510-527-6954
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., C.P.A.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 West (Address) Southfield (City) Michigan (State) 48075 (Zip Code)

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
413

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Maria Dembski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Starlight Funding Investments, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Maria Dembski, CFO

Title



TAMMY ANDREWS
NOTARY PUBLIC STATE OF TEXAS
MY COMM. EXP. 8/4/2019
NOTARY ID 13032116-8

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STARLIGHT FUNDING INVESTMENTS, LLC

Financial Statements and Supplemental Schedules

For the Year Ended December 31, 2015

CONTENTS

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Starlight Funding Investments, LLC
510 Bering Drive
Houston, TX 77057

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Starlight Funding Investments, LLC as of December 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Starlight Funding Investments, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Starlight Funding Investments, LLC as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Starlight Funding Investments, LLC financial statements. Supplemental Information is the responsibility of Starlight Funding Investments, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 22, 2016

STARLIGHT FUNDING INVESTMENTS, LLC
Statement of Financial Condition
December 31, 2015

ASSETS	
Cash	$ 13,557
Accounts receivable	250
Prepaid expenses	6,477
TOTAL ASSETS	$ 20,284
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable	$ 982
TOTAL LIABILITIES	982
Member's Equity	19,302
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 20,284

The footnotes are an integral part of the financials statements.

STARLIGHT FUNDING INVESTMENTS, LLC

Statement of Income

Year Ended December 31, 2015

Revenue		
Advisory Fee Income	$	100,854
Success Fee Income	$	67,915
Other revenue		15,006
TOTAL REVENUE		183,775
Expenses		
Commissions expense		111,537
Licensing and registration		8,829
Occupancy		3,900
Professional fees		49,852
Other expenses		29,187
TOTAL EXPENSES		203,305
NET LOSS	$	(19,530)

The footnotes are an intregal part of the financial statements.

STARLIGHT FUNDING INVESTMENTS, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2015

		Total
Balances at December 31, 2014	$	28,278
Contributions from member - cash		10,164
Contributions from member - expenses paid by member		390
Net loss		(19,530)
Balances at December 31, 2015	$	19,302

The footnotes are an intregal part of the financial statements.

STARLIGHT FUNDING INVESTMENTS, LLC

Statement of Cash Flows

Year Ended December 31, 2015

		TOTAL
OPERATING ACTIVITIES		
Net Income	$	(19,530)
Adjustments to reconcile net income to net cash provided by (used in) operations:		
Accounts Receivable - Non-customer		5,000
Prepaid Expenses		2,797
Accounts Payable		(8,586)
Accrued Professional Fees		170
Net cash provided by (used in) operating activities		(20,149)
CASH FLOW FROM FINANCING ACTIVITIES		
Member Capital		10,554
Net cash provided by financing activities		10,554
Net cash increase for period		(9,595)
Cash at beginning of period		23,152
Cash at end of period	$	13,557

The footnotes are an integral part of the financials statements.

STARLIGHT FUNDING INVESTMENTS, LLC
Notes to Financial Statements
December 31, 2015

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Starlight Funding Investments, LLC, (Company), was organized in the State of Texas on November 30, 1999. The Company has adopted a calendar year.

The Company, located in Berkley, CA, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA.

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, or perform custodial functions relating to customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognitions of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

The company recognizes revenue from commission generated from facilitating the placement of equity and debt instruments, completion of mergers and acquisitions, and providing financial services for its clients. Revenues are recognized when earned.

STARLIGHT FUNDING INVESTMENTS, LLC
Notes to Financial Statements
December 31, 2015

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Income Taxes

The company was formed as a limited liability company and elected to be treated as a sole proprietorship for federal income tax purposes.

Concentrations

The company specializes in mergers and acquisitions, private capital formations, fairness opinions and business valuations.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $12,575, which was $7,575 in excess of its net capital requirement of $5,000. The Company's net capital ratio was 0.78 to 1.

Note 3 - Possession of Control Requirements

The Company does not have any possession or control of customer's funds or securities. There was no material inadequacies in the procedures followed in adhering to the exemptive provision. Of SEC Rule 15c-3-3(k)(2)(i).

STARLIGHT FUNDING INVESTMENTS, LLC
Notes to Financial Statements
December 31, 2015

Note 4 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects in the various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results, of operations, or cash flows of the Company.

Note 5 - Rent

The rent expense was $3,900 in 2015. The amount represented the lease cost of the office space.

Note 6 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2015, through February 22, 2016, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

STARLIGHT FUNDING INVESTMENTS, LLC
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2015

Computation of Net Capital

Total member's equity qualified for net capital	$ 19,302
Deductions and/or charges	
Non-allowable assets:	
Accounts Receivable	250
Prepaid expenses	6,477
Net Capital	$ 12,575
Aggregate indebtedness	
Accounts payable	$ 982
Total aggregate indebtedness	$ 982
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 7,575
Ratio of aggregate indebtedness to net capital	.78 to 1

See accountant's audit report.

STARLIGHT FUNDING INVESTMENTS, LLC
RECONCILIATION OF COMPUTATOIN OF NET CAPITAL
DECEMBER 31, 2015

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2015 as filed by Starlight Funding Investments, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

STARLIGHT FUNDING INVESTMENTS, LLC
STATEMENT REGARDING CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CLAIMS
DECEMBER 31, 2015

No statement is required as no subordinated liabilities existed at any time during the year.

STARLIGHT FUNDING INVESTMENTS, LLC
STATEMENT REGARDING THE EXEMPTION FROM RESERVE REQUIREMENTS AND POSSESSION OR CONTROL REQUIREMENTS
DECEMBER 31, 2015

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 22, 2016

Board of Directors
Starlight Funding Investments, LLC
2040 Bancroft Way
Suite 400
Berkeley, CA 94704

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Starlight Funding Investments, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Starlight Funding Investments, LLC claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(i), and (2) Starlight Funding Investments, LLC stated that Starlight Funding Investments, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Starlight Funding Investments, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Starlight Funding Investments, LLC compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA

STARLIGHT FUNDING INVESTMENTS, LLC
2040 Bancroft Way, Suite 400 Berkeley, CA 94707
Tel: (510) 527-6954
Fax: (510) 527-7530

Starlight Funding Investments, LLC. Assertions

Starlight Funding Investments, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception

Starlight Funding Investments, LLC.

I, Maria Dembski, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Maria Dembski, CFO

February 22, 2016

STARLIGHT FUNDING INVESTMENTS, LLC
STATEMENT REGARDING SIPC SUPPLEMENAT REPORT
YEAR ENDED December 31, 2015

The Company is exempt from the filing of the SIPC supplemental report as net operating revenues are less than $500,000.